October 15, 2021

VIA CORRESPONDENCE

Michelle Miller

Mark Brunhofer

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.
Form 20-F for the Fiscal Year Ended December 31, 2020
Filed April 30, 2021
File No. 001-38806

Dear Ms. Miller and Mr. Brunhofer:

Jiayin Group Inc. (the “Company”) has received the letter dated September 20, 2021 from the Staff of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2020 (the “Form 20-F”). The Company needs additional time to prepare the response and hereby requests an extension of the response deadline to October 29, 2021.

If you have any additional questions regarding the Form 20-F, please contact the undersigned at +86 13701697266, or Jin Chen, our Co-Chief Financial Officer, at +86 13738131533, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at +8610 5737 9315 (office) or +86 18610495593 (mobile). Thank you.

Very truly yours,

By:	/s/ Dinggui Yan
Name: Dinggui Yan
Title: Chief Executive Officer